

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

May 19, 2009

<u>Via U.S. Mail</u>

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re: Rockies Region 2007 Limited Partnership
> Amendment No. 3 to Registration Statement on Form 10
> Filed March 31, 2009
> File No. 0-53201**

Dear Mr. Stump:

We have completed our review of your Registration Statement on Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director